UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FLOTEK INDUSTRIES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

5.25% Convertible Senior Notes due 2028

(Title of Class of Securities)

343389AA0

(CUSIP Number of Class of Securities)

H. Richard Walton

Chief Financial Officer

(Interim)

10603 W. Sam Houston Pkwy N., Suite 300

Houston, Texas 77064

(713) 849-9911

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

W. Mark Young

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, Texas 77002

Phone: (713) 220-4200

Fax: (713) 220-4285

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$5,188,000 (1)	$707.65(2)

(1)	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 5.25% Convertible Senior Notes due 2028, as described herein, is $1,000 per $1,000 principal amount outstanding. As of January 10, 2013, there was $5,188,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $5,188,000.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013 issued by the Securities and Exchange Commission, equals $136.40 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $707.65                                     Filing Party: Flotek Industries, Inc.

Form or Registration No.: Schedule TO                                    Date Filed: January 11, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment Number 2 (“Amendment No. 2”) amends the Issuer Tender Offer Statement on Schedule TO-I filed with the Securities and Exchange Commission on January 11, 2013 by Flotek Industries, Inc. (the “Company”), as amended by Amendment Number 1 thereto filed on January 28, 2013 (as amended, the “Schedule TO-I”).

This Schedule TO-I is intended to satisfy the reporting requirements of Rule 14d-3(b)(2) and Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Except as specifically provided herein, the information contained in the Schedule TO-I remains unchanged.

The items of the Schedule TO-I set forth below are hereby amended and supplemented as follows:

Items 1. through 9.

The Tender Offer expired at 12:00 midnight (meaning the end of such day), New York City Time, on February 13, 2013 (the “Expiration Date”). Based on the information received from AST Phoenix Advisors, the information agent for the Tender Offer, $1,269,000 in aggregate principal amount of the Notes were validly tendered and not withdrawn pursuant to the Tender Offer.

In accordance with the terms and conditions of the Tender Offer, we have accepted $1,269,000 aggregate principal amount of the Notes for aggregate consideration of $1,269,000. In accordance with the terms and conditions of the Tender Offer, the Depositary will promptly issue payment for the Notes accepted for purchase.

As permitted by General Instruction F to Schedule TO, the information set forth in the Offer to Purchase, which is responsive to Items 1 through 9, is incorporated by reference into this Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FLOTEK INDUSTRIES, INC.

By:	/s/ H. Richard Walton
Name:	H. Richard Walton
Title:	Chief Financial Officer (Interim)

Dated: February 15, 2013

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)†	Offer to Purchase for Cash Any and All 5.25% Convertible Senior Notes due 2028, dated January 11, 2013.

(a)(1)(B)†	Letter of Transmittal.

(a)(1)(C)†	First Supplement, dated January 28, 2013, to Offer to Purchase for Cash Any and All 5.25% Convertible Senior Notes due 2028, dated January 11, 2013.

(b)	None.

(d)(1)	Indenture, dated as of February 14, 2008, by and among Flotek Industries, Inc., the subsidiary guarantors named therein and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Flotek Industries, Inc. (File No. 001-13270) on February 14, 2008).

(d)(2)	First Supplemental Indenture, dated as of February 14, 2008, by and among Flotek Industries, Inc., the subsidiary guarantors named therein and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Flotek Industries, Inc. (File No. 001-13270) on February 14, 2008).

(g)	None.

(h)	None.

†	Previously filed.